SCHEDULE 13G

Amendment No.  1
SECOO HOLDING LTD
CLASS A COMMON STOCK
Cusip #81367P101
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #81367P101
Item 1: Reporting Person - FIL Limited
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Bermuda
Item 5: 1,839,193
Item 6: 0
Item 7: 2,005,998
Item 8: 0
Item 9: 2,005,998
Item 11: 6.976%
Item 12: FI

Cusip #81367P101
Item 1: Reporting Person - Pandanus Partners, L.P.
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Delaware
Item 5: 0
Item 6: 0
Item 7: 2,005,998
Item 8: 0
Item 9: 2,005,998
Item 11: 6.976%
Item 12: PN

Cusip #81367P101
Item 1: Reporting Person - Pandanus Associates, Inc.
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Delaware
Item 5: 0
Item 6: 0
Item 7: 2,005,998
Item 8: 0
Item 9: 2,005,998
Item 11: 6.976%
Item 12: CO



Item 1(a). Name of Issuer:

SECOO HOLDING LTD

Item 1(b). Address of Issuer's Principal Executive Offices:

ROOM 1503, BUILDING C, GALAXY SOHO, CHAONEI STREET
DONGCHENG DISTRICT, BEIJING F4 100010
CHINA

Item 2(a). Name of Person Filing:

FIL Limited

Item 2(b). Address or Principal Business Office or, if None, Residence:

Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19

Item 2(c). Citizenship:

Not applicable

Item 2(d). Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e). CUSIP Number:

81367P101

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) and the person filing, FIL Limited, is a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J). (Note: See Exhibit A).

If filing as a non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J), please specify type of institution: Parent holding or control person.

Item 4. Ownership

(a) Amount Beneficially Owned: 2,005,998

(b) Percent of Class: 6.976%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,839,193

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 2,005,998

(iv) shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of SECOO HOLDING LTD. No one other person's interest in the CLASS A COMMON STOCK of SECOO HOLDING LTD is more than five percent of the total outstanding CLASS A COMMON STOCK.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2021
Date

/s/ Kevin M. Meagher
Signature

Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 20, 2018, by and on behalf of FIL Limited and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FIL Limited on October 9, 2018, accession number:
0000318989-18-000036.


Exhibit A


Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity  ITEM 3 Classification

FIL Investment Management (Hong Kong) Limited  FI
FIL Investment Services (UK) Limited  FI
FIL Limited  FI


Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported on this Schedule 13G.

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on February 5, 2021, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of SECOO HOLDING LTD at December 31, 2020.

FIL Limited

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 20, 2018, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

Pandanus Partners, L.P.

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 25, 2018, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.*

Pandanus Associates, Inc.

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 25, 2018, by and on behalf of Pandanus Associates, Inc.*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FIL Limited on October 9, 2018, accession number:
0000318989-18-000036.